Exhibit 99.2

MAKEMYTRIP LIMITED

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting (the “Annual Meeting”) of MakeMyTrip Limited (the “Company”) will be held at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India on Thursday, September 12, 2024 at 5:00 p.m., Indian Standard Time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.
To consider the annual report of the Company on Form 20-F for the fiscal year ended March 31, 2024 filed with the U.S. Securities and Exchange Commission.
2.
To receive the Auditor’s report from KPMG (Mauritius).
3.
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the appointment of KPMG (Mauritius) of KPMG Centre, 31, Cybercity, Ebène, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2025, be and is hereby approved and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

4.
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the consolidated and separate financial statements of the Company for the fiscal year ended March 31, 2024 audited by KPMG (Mauritius) be and are hereby adopted.”

5.
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Savinilorna Payandi Pillay Ramen be and is hereby re-elected as a director on the Company’s Board of Directors.”

6.
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT May Yihong Wu be and is hereby re-elected as a director on the Company’s Board of Directors.”

7.
To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Moshe Rafiah be and is hereby re-elected as a director on the Company’s Board of Directors.”

8.
To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The consolidated and separate financial statements of the Company for the fiscal year ended March 31, 2024 have been audited by KPMG (Mauritius) in compliance with Mauritius statutory requirements and are available on the Company’s website, http://investors.makemytrip.com.

Please refer to the form of proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares and Class B convertible ordinary shares at the close of business on July 17, 2024 are entitled to receive notice of and to vote at the Annual Meeting and any adjourned meeting thereof.

You are cordially invited to attend the Annual Meeting in person. Your vote is important. If you cannot attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy as soon as possible and prior to September 11, 2024. We must receive the form of proxy no later than 24 hours before the time appointed for the Annual Meeting to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from our website http://investors.makemytrip.com, or by email to vipul.garg@go-mmt.com.

By Order of the Board of Directors,

MakeMyTrip Limited

/s/ Deep Kalra
Deep Kalra
Director and Group Chairman

July 25, 2024

Group Office: 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002	Registered Office:
The offices of IQ EQ Corporate Services (Mauritius) Ltd., 33, Edith Cavell Street Port Louis Republic of Mauritius, 11324